                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                            CTI GROUP (HOLDINGS) INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Class A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    126431105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          A. Fred Ruttenberg, Esquire,
                       Blank Rome Comisky & McCauley, LLP
                              A Pennsylvania LLP
                           210 Lake Dr. E., Suite 200
                             Cherry Hill, NJ 08002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

_______________________________________________________________________________

CUSIP No.  126431105             SCHEDULE 13D                Page 2 of 10 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Salah N. Osseiran
                220 196076
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Lebanon
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                -0-
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                -0-
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1   Class A Common Stock
         CTI Group (Holdings) Inc.
         333 North Alabama Street, Suite 240
         Indianapolis, Indiana 46204

Item 2   (a)  Salah N. Osseiran

         (b)  c/o CTI Group (Holdings) Inc. (CTIG)
              333 North Alabama Street, Suite 240
              Indianapolis, Indiana 46204

         (c) President and CEO of Business Projects Company (BPC), a Lebanese company located in Beirut. BPC owns a bottled water company operating in Lebanon and interests in the other business activities in Lebanon which include a department store, a supermarket, an investment bank and a commercial bank, a satellite television station and FM radio station, a hotel and an electronics manufacturing company, as well as a polystyrene manufacturing company in the United Arab Emirates. BPC's principal business address is Bechara Al Khoury Tower, Bechara Al Khoury Boulevard, 10th Floor, Beirut, Lebanon.

         (d) Mr. Osseiran has not been convicted in a criminal proceeding in the last five years.

         (e) During the last five years Mr. Osseiran has not been a party to a civil proceeding or administrative body of competent jurisdiction.

Item 3 No funds were used in the transaction. Stock in CTIG was acquired by virtue of its Merger with Centillion Data Systems, Inc.

Item 4   The stock was acquired as a result of a Merger between Centillion
         Data Systems, Inc. and CTI Group (Holdings) Inc. Pursuant to the terms of that Merger the shareholders of Centillion have certain rights to acquire additional stock. The Merger further provided for amendments to CTIG's Certificate of Incorporation and Bylaws as well as changes in CTIG's Board of Directors.

Item 5

        Name                      Number of Class A Shares             Percent
        ----                      ------------------------             -------
Salah N. Osseiran                              -0-                          0%
Hawazen, BVI                             13,204,366                      47.4%
Fairford Holdings, Ltd.                   1,607,472                       5.8%
                                         ----------                      -----
TOTAL                                    14,811,838                      53.2%


         Mr. Osseiran is the sole stockholder of Hawazen, BVI and Fairford Holdings, Ltd. and has the sole voting power and sole dispositive power with respect to the shares owned by both companies.

Item 6   Not Applicable

Item 7 The Agreement and Plan of Merger dated as of February 3, 2000 between CTI Group (Holdings) Inc. and Centillion Data Systems, Inc. and amendments and exhibits thereto are incorporated by reference to the Proxy Statement of CTI Group (Holdings) Inc. dated January 23, 2001.

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 20, 2001
                                                           /s/ Salah N. Osseiran
                                                           ---------------------
                                                           Salah N. Osseiran

_______________________________________________________________________________

CUSIP No.  126431105             SCHEDULE 13D                Page 5 of 10 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Hawazen, BVI

______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       13,204,366
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       13,204,366
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                13,204,366
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                47.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1   Class A Common Stock
         CTI Group (Holdings) Inc.
         333 North Alabama Street, Suite 240
         Indianapolis, Indiana 46204

Item 2   (a)  Hawazen, BVI

         (b)  British Virgin Islands

         (c) Holding Company. Hawazen, BVI's principal business address is The Geneva Place, Third Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands

         (d) Hawazen, BVI has not been convicted in a criminal proceeding in the last five years.

         (d) During the last five years Hawazen, BVI has not been a party to a civil proceeding or administrative body of competent jurisdiction.

Item 3 No funds were used in the transaction. Stock in CTIG was acquired by virtue of its Merger with Centillion Data Systems, Inc.

Item 4   The stock was acquired as a result of a Merger between Centillion
         Data Systems, Inc. and CTI Group (Holdings) Inc. Pursuant to the terms of that Merger the shareholders of Centillion have certain rights to acquire additional stock. The Merger further provided for amendments to CTIG's Certificate of Incorporation and Bylaws as well as changes in CTIG's Board of Directors.

Item 5

      Name                     Number of Class A Shares                Percent
      ----                     ------------------------                -------
Salah N. Osseiran                           -0-                            0%
Hawazen, BVI                         13,204,366                         47.4%
Fairford Holdings, Ltd.               1,607,472                          5.8%
                                     ----------                         -----
TOTAL                                14,811,838                         53.2%


         Mr. Osseiran is the sole stockholder of Hawazen, BVI and Fairford Holdings, Ltd. and has the sole voting power and sole dispositive power with respect to the shares owned by both companies.

Item 6   Not Applicable

Item 7 The Agreement and Plan of Merger dated as of February 3, 2000 between CTI Group (Holdings) Inc. and Centillion Data Systems, Inc. and amendments and exhibits thereto are incorporated by reference to the Proxy Statement of CTI Group (Holdings) Inc. dated January 23, 2001.

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 20, 2001                          HAWAZEN, BVI


                                                  By /s/ Peter W. Poole
                                                     ---------------------------
                                                     RATHBONE MANAGEMENT
                                                     SERVICES LIMITED
                                                     Director

_______________________________________________________________________________

CUSIP No.  126431105             SCHEDULE 13D                Page 8 of 10 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Fairford Holdings, Ltd.

______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,607,472
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,607,472
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,607,472
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1   Class A Common Stock
         CTI Group (Holdings) Inc.
         333 North Alabama Street, Suite 240
         Indianapolis, Indiana 46204

Item 2   (a)  Fairford Holdings, Ltd.

         (b)  British Virgin Islands

         (c) Holding Company. Fairford Holdings, Ltd.'s principal business address is The Geneva Place, Third Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands

         (d) Fairford Holdings, Ltd. has not been convicted in a criminal proceeding in the last five years.

         (d) During the last five years Fairford Holdings, Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction.

Item 3 No funds were used in the transaction. Stock in CTIG was acquired by virtue of its Merger with Centillion Data Systems, Inc.

Item 4   The stock was acquired as a result of a Merger between Centillion
         Data Systems, Inc. and CTI Group (Holdings) Inc. Pursuant to the terms of that Merger the shareholders of Centillion have certain rights to acquire additional stock. The Merger further provided for amendments to CTIG's Certificate of Incorporation and Bylaws as well as changes in CTIG's Board of Directors.

Item 5

          Name                   Number of Class A Shares              Percent
          ----                   ------------------------              -------
Salah N. Osseiran                             -0-                           0%
Hawazen, BVI                           13,204,366                        47.4%
Fairford Holdings, Ltd.                 1,607,472                         5.8%
                                      -----------                       ------
TOTAL                                  14,811,838                        53.2%


         Mr. Osseiran is the sole stockholder of Hawazen, BVI and Fairford Holdings, Ltd. and has the sole voting power and sole dispositive power with respect to the shares owned by both companies.

Item 6   Not Applicable

Item 7 The Agreement and Plan of Merger dated as of February 3, 2000 between CTI Group (Holdings) Inc. and Centillion Data Systems, Inc. and amendments and exhibits thereto are incorporated by reference to the Proxy Statement of CTI Group (Holdings) Inc. dated January 23, 2001.

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 20, 2001               FAIRFORD HOLDINGS, LTD.



                                       By /s/ Peter W. Poole
                                          --------------------------------------
                                          PETER W. POOLE - ALTERNATE DIRECTOR TO
                                                           MARC P. ANGST

1 February, 2000
The Board of Directors
FAIRFORD HOLDINGS LIMITED
PO Box 986
Road Town, Tortola
BRITISH VIRGIN ISLANDS


Dear Sirs

I hereby appoint Mr. Peter W. Poole to act as my Alternate Director with effect from 1st February, 2000 until further notified by me.


Yours faithfully

/s/ Marc P. Angst
------------------
Marc P. Angst
Director